Fortuna Silver Mines Inc.

Years ended December 31, 2012 and 2011

Consolidated Financial Statements

March 19, 2013

(All amounts in US$’000’s unless otherwise stated)

Deloitte LLP

2800 - 1055 Dunsmuir Street

4 Bentall Centre

P.O. Box 49279

Vancouver BC V7X 1P4

Canada

Tel: 604-669-4466

Fax: 778-374-0496

www.deloitte.ca

Independent Auditor’s Report

To the Board of Directors and Shareholders of

Fortuna Silver Mines Inc.

We have audited the accompanying consolidated financial statements of Fortuna Silver Mines Inc., which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011 and the consolidated statements of income, statements of changes in equity, comprehensive income and cash flows for the years then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Fortuna Silver Mines Inc. as at December 31, 2012 and December 31, 2011 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) Deloitte LLP

Independent Registered Chartered Accountants

March 19, 2013

Vancouver, Canada

Page 2

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,
(Expressed in thousands of US Dollars, except for share and per share amounts)

	Notes	2012	2011
Sales	19	$161,020	$110,104
Cost of sales	20	90,358	49,030
Mine operating earnings		70,662	60,974

Other expenses
Selling, general and administrative expenses	11 a), 11 b), 21	20,541	19,840
Exploration and evaluation costs	22	777	1,715
Net loss (gain) on commodity contracts		339	(481)
Gain on disposal of mineral properties, plant and equipment		(50)	(59)
Write-off of mineral properties, plant and equipment	9 a), 9 b)	3,887	-
Impairment of mineral properties, plant and equipment	9 d)	-	1,894
Operating income		45,168	38,065

Finance items
Interest income		620	830
Interest expense		(562)	(560)
Net finance income	23	58	270

Income before tax		45,226	38,335

Income taxes	14	13,763	18,802
Net income for the year		$31,463	$19,533

Earnings per Share -Basic	15 e)i	$0.25	$0.16
Earnings per Share - Diluted	15 e)ii	$0.25	$0.16
Weighted average number of shares outstanding - Basic	15 e)i	123,584,611	123,295,063
Weighted average number of shares outstanding - Diluted	15 e)ii	125,232,663	124,711,984

The accompanying notes are an integral part of these consolidated financial statements Page 3

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31,
(Expressed in thousands of US Dollars)

	Notes	2012	2011
Net income for the year		$31,463	$19,533
Other comprehensive income (loss)
Transfer of unrealized loss to realized (loss) upon reduction of net investment, net of nil taxes		(895)	-
Unrealized (loss) gain on translation of net investment, net of nil taxes		(376)	751
Unrealized gain (loss) on translation to presentation currency on foreign operations		2,224	(79)
Other comprehensive income		953	672
Total comprehensive income for the year		$32,416	$20,205

The accompanying notes are an integral part of these consolidated financial statements Page 4

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,
(Expressed in thousands of US Dollars)

	Notes	2012	2011
OPERATING ACTIVITIES
Net income for the year		$31,463	$19,533
Items not involving cash
Depletion and depreciation		21,372	9,421
Accretion of provisions		232	173
Income taxes		13,763	18,802
Share-based payments		1,703	3,682
Unrealized gain on commodity contracts		(17)	(116)
Write-off of mineral properties		3,887	-
Impairment of mineral properties, plant and equipment		-	1,894
Gain on disposal of mineral properties, plant and equipment		(50)	(59)
Accrued interest on long term loans receivable and payable		(25)	24
Other		20	-
		72,348	53,354
Changes in non-cash working capital items
Accounts receivable and other assets		(6,971)	(3,292)
Prepaid expenses		(45)	(315)
Due from related parties		31	(35)
Inventories		(1,567)	(7,273)
Trade and other payables		718	6,829
Due to related parties		(155)	169
Provisions		(386)	(201)
Cash provided by operating activities before interest and income taxes		63,973	49,236
Income taxes paid		(10,703)	(15,007)
Interest expense paid		(31)	(80)
Interest income received		611	837
Net cash provided by operating activities		53,850	34,986

INVESTING ACTIVITIES
Purchase of short term investments		(6,000)	(49,671)
Redemptions in short term investments		17,000	53,406
Expenditures on mineral properties, plant and equipment		(44,839)	(76,676)
Advances of deposits on long term assets		(9,752)	(31,859)
Receipts of deposits on long term assets		10,429	35,424
Proceeds on disposal of mineral properties, plant and equipment		116	41
Net cash used in investing activities		(33,046)	(69,335)

FINANCING ACTIVITIES
Proceeds from long term debt		-	18
Repayment of long term debt		(800)	(18)
Net proceeds on issuance of common shares		738	3,656
Repayment of finance lease obligations		(844)	(1,178)
Net cash (used in) provided by financing activities		(906)	2,478

Effect of exchange rate changes on cash and cash equivalents		92	303

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		19,898	(31,871)

Cash and cash equivalents - beginning of year	3	38,730	70,298

CASH AND CASH EQUIVALENTS - END OF YEAR	3	$58,720	$38,730

Supplemental cash flow information	16

The accompanying notes are an integral part of these consolidated financial statements Page 5

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of US Dollars)

	Notes	2012	2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	$58,720	$38,730
Short term investments	4	6,019	17,000
Derivative assets	5	-	70
Accounts receivable and other assets	6	27,032	19,167
Prepaid expenses		1,268	1,218
Due from related parties	11 c)	5	36
Inventories	7	12,858	11,291
Assets held for sale	8, 19	51	-
Total current assets		105,953	87,512
NON-CURRENT ASSETS
Deposits on long-term assets	6	2,694	2,260
Deferred income tax assets	14	113	36
Mineral properties, plant and equipment	9	207,503	181,833
Total assets		$316,263	$271,641

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	10	$17,348	$17,155
Due to related parties	11 c)	54	205
Derivative liabilities	5	-	87
Provisions	13	457	727
Income tax payable	14	200	3,923
Current portion of leases and long term liabilities	12	449	1,512
Total current liabilities		18,508	23,609
NON-CURRENT LIABILITIES
Leases and long term liabilities	12	2,250	2,764
Provisions	13	9,970	4,247
Deferred income tax liabilities	14	21,042	12,710
Non-controlling interest		-	-
Total liabilities		51,770	43,330
EQUITY
Share capital		187,807	186,540
Share option and warrant reserve		12,994	10,495
Retained earnings		59,344	27,881
Accumulated other comprehensive income		4,348	3,395
Total equity		264,493	228,311
Total liabilities and equity		$316,263	$271,641
Contingencies and capital commitments	24
Subsequent events	25

APPROVED BY THE DIRECTORS:

"Jorge Ganoza Durant", Director

"Robert R. Gilmore" , Director

Jorge Ganoza Durant

Robert R. Gilmore

The accompanying notes are an integral part of these consolidated financial statements Page 6

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31,
(Expressed in thousands of US Dollars, except for share amounts)

		Attributable to equity holders of the Company
		Share Capital
	Notes	Shares	Amount	Share Option and Warrant Reserve	Retained Earnings	Accumulated Other Comprehensive Income ("AOCI")	Total Equity
Balance – December 31, 2011		124,945,921	$ 186,540	$ 10,495	$ 27,881	$ 3,395	$ 228,311
Exercise of options		314,225	738	-	-	-	738
Issuance of shares for property	15 a)	8,605	51	-	-	-	51
Transfer of share option and warrant reserve on exercise of options		-	478	(478)	-	-	-
Share-based payments expense		-	-	2,977	-	-	2,977

Net income for the year		-	-	-	31,463	-	31,463
Transfer of unrealized loss to realized loss upon reduction of net investment, net of taxes		-	-	-	-	(895)	(895)
Unrealized loss on translation of net investment		-	-	-	-	(376)	(376)
Unrealized gain on translation to presentation currency on foreign operations		-	-	-	-	2,224	2,224
Total comprehensive income for the year					31,463	953	32,416
Balance – December 31, 2012		125,268,751	$187,807	$ 12,994	$ 59,344	$ 4,348	$ 264,493

Balance - December 31, 2010		122,497,465	$ 180,403	$ 11,116	$ 8,348	$ 2,723	$ 202,590
Issuance of shares under bought deal financing, net of issuance costs		-	(95)	-	-	-	(95)
Exercise of options		2,441,700	3,751	-	-	-	3,751
Issuance of shares for property	15 a)	6,756	30	-	-	-	30
Transfer of share option and warrant reserve on exercise of options		-	2,451	(2,451)	-	-	-
Share-based payments expense		-	-	1,830	-	-	1,830

Net income for the year		-	-	-	19,533	-	19,533
Unrealized gain on translation of net investment		-	-	-	-	751	751
Unrealized loss on translation to presentation currency on foreign operations		-	-	-	-	(79)	(79)
Total comprehensive income for the year					19,533	672	20,205
Balance – December 31, 2011		123,945,921	$ 186,540	$ 10,495	$ 27,881	$ 3,395	$ 228,311

The accompanying notes are an integral part of these consolidated financial statements Page 7

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

1.

Corporate Information

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in silver mining and related activities, in Latin America, including exploration, extraction, and processing.  The Company operates the Caylloma silver/lead/zinc mine in southern Peru and the San Jose silver/gold mine in Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada. Its common shares are listed on the New York Stock Exchange under the trading ticker symbol FSM, on the Toronto Stock Exchange and Lima Stock Exchange, both under the trading ticker symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6.

2.

Basis of Consolidation and Summary of Significant Accounting Policies

a)

Statement of Compliance

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The policies applied in these consolidated financial statements are based on IFRS issued and effective as at December 31, 2012.  The Board of Directors approved these financial statements for issue on March 19, 2013.

b)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Minera Bateas S.A.C. (“Bateas”); Fortuna Silver (Barbados) Inc. (“Barbados”); Compania Minera Cuzcatlan SA (“Cuzcatlan”); Continuum Resources Ltd. (“Continuum”); Fortuna Silver Mines Peru S.A.C. (“FSM Peru”); and Fortuna Silver Mexico, S.A. de CV. (“FS Mexico”).

All significant inter-company transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Page 8

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

c)

Revenue Recognition

Revenue arising from the sale of metal concentrates is recognized when title or the significant risks and rewards of ownership of the concentrates have been transferred to the buyer.  The passing of title to the customer is based on the terms of the sales contract.  Final commodity prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery.  The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing market price.

Variations between the price recorded at the delivery date and the final price set under the sales contracts are caused by changes in market prices, and result in an embedded derivative in accounts receivable.  The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in sales in the consolidated statement of income.  Sales of metal concentrates are net of refining and treatment charges.

Revenues from metal concentrate sales are subject to adjustment upon final settlement of metals prices, weights, and assays as of a date that is typically one, two, or three months after the delivery date.  Typically, the adjustment is based on an inspection of the concentrate by the customer and in certain cases an inspection by a third party.  The Company records adjustments to revenues monthly based on quoted spot prices for the expected settlement period.  Adjustments for weights and assays are recorded when results are determinable or on final settlement.

d)

Cash and Cash Equivalents

Cash and cash equivalents are designated as fair value through profit or loss (“FVTPL”).  Cash and cash equivalents include cash on hand, demand deposits, and money market instruments, with maturities from the date of acquisition of 90 days or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.  Transaction costs are expensed when incurred through profit or loss.

e)

Mineral Properties, Plant and Equipment

Costs directly related to construction projects are capitalized to work-in-progress until the asset is available for use in the manner intended by management.  Completed property, plant and equipment are recorded at cost, net of accumulated depreciation and accumulated impairments.  Assets, other than capital work in progress, will be depreciated to their residual values over their estimated useful lives as follows:

Land and buildings
Land	Not depreciated
Mineral properties	Units of production
Buildings, located at the mine	Life of mine
Buildings, others	6 – 20 years	Straight line
Leasehold improvements	7 – 8 years	Straight line

Page 9

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

e)

Mineral Properties, Plant and Equipment (continued)

Plant and equipment
Machinery and equipment	3 – 8 years	Straight line
Furniture and other equipment	3 – 13 years	Straight line
Transport units	4 – 5 years	Straight line

Capital work in progress	Not depreciated

Equipment under finance lease is initially recorded at the present value of minimum lease payments at the inception of the lease and depreciated as above.  Spare parts and components included in machinery and equipment, depending on the replacement period of the initial component, are depreciated over 8 to 18 months.

Borrowing costs attributed to the construction of qualifying assets are capitalized to mineral properties, plant and equipment and included in the carrying amounts of related assets until the asset is available for use in the manner intended by management.

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the assets are ready for use in the manner intended by management.

On an annual basis, the depreciation method, useful economic life and the residual value of each component asset is reviewed, with any changes recognized prospectively over its remaining useful economic life.

i.

Exploration and Evaluation Assets

Significant payments related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices.

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties as exploration and evaluation assets when future inflow of economic benefits from the properties is probable and until such time as the properties are placed into development, abandoned, sold or considered to be impaired in value.

If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties.  If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Page 10

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

e)

Mineral Properties, Plant and Equipment (continued)

i.

Exploration and Evaluation Assets (continued)

Proceeds received from the sale of interests in evaluation and exploration assets are credited to the carrying value of the mineral properties, with any excess included in income as gain or loss on disposal of mineral properties, plant and equipment.

Write-downs due to impairment in value are charged to income.  The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment.

Exploration costs that do not relate to any specific property are expensed as incurred.

ii.

Operational Mining Properties and Mine Development

For operating mines, all exploration within the mineral deposit is capitalized and amortized on a unit-of-production basis over proven and probable reserves and the portion of resources expected to be extracted economically as part of the production cost.

Costs of producing properties are amortized on a unit-of-production basis over proven and probable reserves and the portion of resources expected to be extracted economically, and costs of abandoned properties are written-off.

The company has made a change in estimate and commencing in the fourth quarter of 2012, the amortization on a unit-of-production basis will be over the portion of resources, in addition to the proven and probable reserves, expected to be extracted economically. The change in estimate is applied prospectively and impacts the depletion of the mineral deposit for the current and future periods.

iii.

Commercial Production

Capital work in progress consists of expenditures for the construction of future mines and includes pre-production revenues and expenses prior to achieving commercial production. Commercial production is a convention for determining the point in time in which a mine and plant has completed the operational commissioning and has operational results that are expected to remain at a sustainable commercial level over a period of time, after which production costs are no longer capitalized and are reported as operating costs. The determination of when commercial production commences is based on several qualitative and quantitative factors including but not limited to the following:

•

all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•

the mine or mill is operating within eighty percent of design capacity;

•

metallurgical recoveries are achieved within eighty percent of projections; and,

•

the ability to sustain ongoing production of ore at a steady or increasing level.

Page 11

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

e)

Mineral Properties, Plant and Equipment (continued)

iii.

Commercial Production (continued)

On the commencement of commercial production, depletion of each mining property will be provided on a unit-of-production basis.  Any costs incurred after the commencement of production are capitalized to the extent they give rise to a future economic benefit.

f)

Asset Impairment

Assets are reviewed and tested for impairment when an indicator of impairment is considered to exist.  An assessment of impairment indicators is performed at each reporting period or whenever indicators arise. Even with no indicators present, the Company will test an intangible asset with an indefinite useful life or an intangible asset not yet available for use for impairment at least once annually. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows or cash generating units.  These are typically individual mines or development projects.  Brownfields exploration projects, located close to existing mine infrastructure, are assessed for impairment as part of the associated mine cash generating unit.

When the recoverable amount is assessed using pre-tax discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans.  For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business. The cash flow forecasts are based on best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure and reclamation and closures costs.

Where a fair value less cost to sell model is used the cash flow forecast includes net cash flows expected to be realized from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proven or probable reserves and the portion of resources expected to be extracted economically.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of recoverable amount, but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years.  A reversal of an impairment loss is recognized into earnings immediately.

g)

Provisions

i.

Decommissioning and restoration provisions

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations are initially recognized and recorded as a liability based on estimated future cash flows discounted at the risk-free rate.

Page 12

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

g)

Provisions (continued)

i.

Decommissioning and restoration provisions (continued)

The decommissioning and restoration provision (“DRP”) is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free discount rate.

The liability is accreted to full value over time through periodic charges to income. This accretion of provisions is charged to finance costs in the consolidated statements of income.

The amount of the DRP initially recognized is capitalized as part of the related asset’s carrying value and amortized to income. The method of amortization follows that of the underlying asset. The costs related to a DRP are only capitalized to the extent that the amount meets the definition of an asset and can bring about future economic benefit. For a closed site or where the asset which generated a DRP no longer exists, there is no longer future benefit related to the costs and as such, the amounts are expensed. For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the liability with an offsetting adjustment to the capitalized retirement cost. For closed sites, adjustments to the DRP that are required as a result of changes in estimates are charged to income in the period in which the adjustment is identified.

ii.

Environmental disturbance restoration provisions

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions (“EDRP”). The costs associated with an EDRP are accrued and charged to earnings in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to an EDRP due to changes in estimates are also charged to earnings in the period of adjustment. These costs are not capitalized as part of the long-lived asset’s carrying value.

iii.

Other provisions

Provisions are recognized when a present legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate.

h)

Inventories

Inventories include metals contained in concentrates, stockpiled ore, materials, and supplies.  The classification of metals inventory is determined by the stage in the production process.  Product inventories are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal.

Page 13

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

h)

Inventories (continued)

Ore stockpile and finished goods inventories are valued at the lower of production cost and net realizable value.  Materials and supplies are valued at the lower of average cost and net realizable value.  Production costs include all mine site costs.

i)

Assets Held for Sale

A non-current asset is classified as held for sale when it meets the following criteria:

•

the non-current asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; and,

•

the sale of the non-current asset is highly probable. For the sale to be highly probable:

•

the appropriate level of management must be committed to a plan to sell the asset;

•

an active program to locate a buyer and complete the plan must have been initiated;

•

the non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;

•

the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and,

•

actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Assets held for sale are not depreciated.  When the sale of  assets held for sale is expect to occur beyond one year, the assets are measured at the lower of its carrying amount and fair value less costs to sell.  Any gain or loss from initial measurement and subsequent measurement are recorded in other comprehensive income but not in excess of cumulative impairment losses.

j)

Income Taxes

Income tax expense consists of current and deferred tax expense.  Income tax is recognized in the consolidated statement of income.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  Deferred tax assets and liabilities are measured using the enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability settled.

Page 14

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

j)

Income Taxes (continued)

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that deferred tax asset will be recovered, the deferred tax asset is reduced.

The following temporary differences do not result in deferred tax assets or liabilities:

•

the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable income;

•

goodwill; and,

•

investments in subsidiaries, associates and jointly controlled entities where the timing of reversal of the temporary differences can be controlled and reversal in the foreseeable future is not probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to the offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

k)

Share-Based Payments

The fair value method of accounting is used for share-based payment transactions.  Under this method, the cost of share options and other equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.  Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed in the period the forfeiture occurs.

Share-based payment expense relating to cash-settled awards, including deferred and restricted share units is accrued over the vesting period of the units based on the quoted market value of Company’s common shares. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

i.

Stock Option Plan

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model.  The fair value of the options is expensed over the graded vesting period of the options.

Page 15

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

k)

Share-based Payments (continued)

ii.

Deferred Share Unit (“DSU”) Plan

The Company’s DSU compensation liability is accounted for based on the number of units outstanding and the quoted market value of the Company’s common shares at the financial position date.  The year-over-year change in the deferred share unit compensation liability is recognized in income.

iii.

Restricted Share Unit (“RSU”) Plan

The Company’s RSU compensation liability is accounted for based on the number of units outstanding and the quoted market value of the Company’s common shares at the financial position date.  The Company recognizes a compensation cost in operating income on a graded vesting basis for each RSU granted equal to the quoted market value of the Company’s common shares at the date of which RSUs are awarded to each participant prorated over the performance period and adjusts for changes in the fair value until the end of the performance date.  The cumulative effect of the change in fair value is recognized in income in the period of change.

l)

Earnings per Share

Basic earnings per share is computed by dividing net income for the year by the weighted average number of common shares outstanding during the year.

The diluted earnings per share calculation is based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents.  This method requires that the dilutive effect of outstanding options issued should be calculated using the treasury stock method.  This method assumes that all common share equivalents have been exercised at the beginning of the year (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the year, but only if dilutive.

m)

Foreign Currency Translation

The presentation currency of the Company is the United States Dollar (“US$”).

The functional currency of each of the entities in the group is the US$, with the exception of the parent entity and certain holding companies which have a Canadian dollar functional currency.

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at each financial position date.  Foreign exchange gains or losses on translation to the functional currency of an entity are recorded in income.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Page 16

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

m)

Foreign Currency Translation (continued)

For entities with a functional currency different from the presentation currency of the Company, translation to the presentation currency is required. Assets and liabilities are translated at the rate of exchange at the financial position date.  Revenue and expenses are translated at the average rate for the period. All resulting exchange differences are recognized in other comprehensive income.

n)

Financial Instruments

i.

Financial Assets

The Company classifies all financial assets as either fair value through profit or loss (“FVTPL”), held-to-maturity (“HTM”), loans and receivables, or available-for-sale “(AFS”).  The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

a)

Financial Assets at Fair Value Through Profit or Loss

Financial assets are classified as FVTPL when the financial asset is held-for-trading or it is a designated FVTPL on initial recognition.  A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term.

Financial assets classified as FVTPL are stated at fair value with any resulting gain or loss recognized in income or loss in the period in which they arise.  Transaction costs related to financial assets classified as FVTPL are recognized immediately in net income (loss).

Derivatives are not being accounted for as hedges and are categorized as held-for-trading.  Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.  Fair value of the Company’s recognized commodity-based derivatives are based on the forward prices of the associated market index.  Gains or losses are recorded in the consolidated statement of income.

b)

Held-to-Maturity (“HTM”)

HTM investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs.  The Company does not have any assets classified as HTM investments.

c)

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially measured at fair value, net of transaction costs and are classified as current or non-current assets based on their maturity date.  They are carried at amortized cost less any impairment.  The impairment loss of receivables is based on a review of all outstanding amounts at period end. Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would not be significant.

Page 17

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

n)

Financial Instruments (continued)

i.

Financial Assets (continued)

d)

Available-For-Sale (“AFS”) Assets

AFS financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories.

AFS financial assets are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost. Changes in fair value are recorded in other comprehensive income (loss) until realized through disposal or impairment. Investments classified as available-for-sale are written down to fair value through income whenever it is necessary to reflect prolonged or significant decline in the value of the assets. Realized gains and losses on the disposal of available-for-sale securities are recognized in the consolidated statement of income.

The Company does not have any assets classified as AFS.

e)

Impairment of Financial Assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each period end. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include the following:

•

significant financial difficulty of the issuer or counterparty;

•

default or delinquency in interest or principal payments; or

•

it has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of all financial assets at amortized cost, excluding trade receivables, is directly reduced by the impairment loss.  The carrying amount of trade receivables is reduced through the use of an allowance account.  When a trade receivable is considered uncollectable, it is written off against the allowance account.  Subsequent recoveries of amounts previously written off are credited against the allowance account.  Changes in the carrying amount of the allowance account are recognized in income or loss.

Page 18

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

n)

Financial Instruments (continued)

i.

Financial Assets (continued)

f)

Impairment of Financial Assets (continued)

With the exception of AFS equity instruments, if in a subsequent period, the amount of the impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through income or loss.  On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had an impairment not been recognized.

g)

Derecognition of Financial Assets

A financial asset is derecognized when:

•

the contractual right of the asset’s cash flows expire; or

•

if the Company transfers the financial asset and substantially all risks and reward of ownership to another entity.

ii.

Financial Liabilities

Derivatives are categorized as held-for-trading.  Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.  Fair value of the Company’s recognized commodity-based derivatives are based on the forward prices of the associated market index.  Gains or losses are recorded in the consolidated statement of income.

Long term debt and other financial liabilities are recognized initially at the fair value, net of transaction costs incurred, and are subsequently stated at amortized cost.  Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period to maturity using the effective interest method.

Page 19

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

n)

Financial Instruments (continued)

iii.

Classification and Subsequent Measurements

The Company has designated each of its significant categories of financial instruments as follows:

Financial Instrument	Classification	Measurement

Cash and Cash Equivalents	FVTPL	Fair value
Short Term Investments	FVTPL	Fair value
Derivative Assets	FVTPL	Fair value
Trade Receivable from Concentrate Sales	FVTPL	Fair value
Other Accounts Receivables	Loans and receivables	Amortized cost
Due from Related Parties	Loans and receivables	Amortized cost
Long Term Receivables	Loans and receivables	Amortized cost

Trade and Other Payables	Other liabilities	Amortized cost
Due to Related Parties	Other liabilities	Amortized cost
Derivative Liabilities	FVTPL	Fair value
Income Tax Payable	Other liabilities	Amortized cost
Lease and Long Term Liabilities	Other liabilities	Amortized cost

iv.

Effective Interest Method

The effective interest method calculates the amortized cost of a financial instrument and allocates interest income or expense over the corresponding period.  The effective interest rate is the rate that discounts estimated future cash receipts or payments over the expected life of the financial instrument, or where appropriate, a shorter period, to the net carrying amount on initial recognition.  Income or expense is recognized on an effective interest basis for instruments other than those financial instruments classified as FVTPL.

o)

Segment Reporting

A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different than those of segments operating in other economic environments.

The business operations comprise the mining and processing of silver-lead, zinc, and silver-gold and the sale of these products.

Page 20

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

p)

Leases

A lease is a finance lease when substantially all of the risks and rewards incidental to ownership of the leased asset are transferred from the lessor to the lessee by the agreement. The leased assets are initially recorded at the lower of the fair value and the present value of the minimum lease payments and are depreciated over the shorter of the asset’s useful lives and the term of the lease. Interest on the lease instalments is recognized as interest expense over the lease term using the effective interest method. Leases for land and buildings are recorded separately if the lease payments can be allocated accordingly.

Leases that do not transfer all the risks and rewards of ownership are classified as operating leases. Payments are recorded in the income statement using the straight line method over their estimated useful lives.

q)

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of shares are shown in equity as a deduction from the proceeds.  Share-based payments including stock option plan, deferred share unit plan, and restricted share unit plan are discussed in Note 2. j).

r)

Related Party Transactions

Parties are considered to be related if one party has the ability directly, or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities.  A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

s)

Significant Accounting Judgments and Estimates

The preparation of consolidated financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Page 21

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

s)

Significant Accounting Judgments and Estimates (continued)

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

Critical Judgments

•

The analysis of the functional currency for each entity of the Company.  In concluding that the United States dollar functional currency for its Peruvian and Mexican entities and the Canadian and Barbados entities have a Canadian dollar functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

•

In concluding when commercial production has been achieved, the Company considered the following factors:

•

all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•

the mine or mill is operating as per design capacity and metallurgical recoveries were achieved; and,

•

the ability to sustain ongoing production of ore at a steady or increasing level.

•

The identification of reportable segments, basis for measurement and disclosure of the segmented information.

•

The determination of estimated useful lives and residual values of tangible and long-lived assets and the measurement of depreciation expense.

•

The identification of impairment indicators, cash generating units and determination of value in use and the write down of tangible and long lived assets.

•

Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

ii.

Estimates

•

the recoverability of amounts receivable which are included in the consolidated statements of financial position;

•

the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

•

the carrying value of the short term investments and the recoverability of the carrying value which are included in the consolidated statements of financial position;

•

the determination of net realizable value of inventories on the consolidated statements of financial position;

Page 22

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

s)

Significant Accounting Judgments and Estimates (continued)

ii.

Estimates (continued)

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

•

the determination of mineral reserves, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

•

review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;

•

the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

•

the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;

•

the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position;

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position; and,

•

the assessment of indications of impairment of each mineral properties and related determination of the net realizable value and write-down of those properties where applicable.

t)

Significant Changes in Accounting Policies including Initial Adoption

IFRS 7 Financial Instruments: Disclosures (Amendment)

The amendment, effective for annual periods beginning on or after July 1, 2011, with early application permitted, requires additional quantitative and qualitative disclosures relating to transfers of financial assets, where: financial assets are derecognized in their entirety, but where the entity has a continuing involvement in them; financial assets that are not derecognized in their entirety.  The Company has adopted the amendment to IFRS 7 and the amendment did not have a material impact on the Company’s consolidated financial statements.

Page 23

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

t)

Significant Changes in Accounting Policies including Initial Adoption (continued)

IAS 12 Income Taxes (Amendment)

IAS 12 Income Taxes, amendments regarding Deferred Tax: Recovery of Underlying Assets introduces an exception to the existing principle for the measurement of deferred tax assets and liabilities arising on investment property measured at fair value, and the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 should always be measured on a sale basis.  The amendment is effective for annual periods beginning on or after January 1, 2012. The Company has adopted the amendment to IAS 12 and the amendment did not have a material impact on the Company’s consolidated financial statements.

u)

New Accounting Standards

i)

New Accounting Standards Impacting on or after July 1, 2012

IAS 1 Presentation of Financial Statements (Amendment)

The amendments to IAS 1 Presentation of Financial Statements retain the 'one or two statement' approach at the option of the entity and only revise the way other comprehensive income (“OCI”) is presented: requiring separate subtotals for those elements which may be 'recycled' (e.g. cash-flow hedging, foreign currency translation), and those elements that will not (e.g. fair value through OCI items under IFRS 9) to the statement of income.  In addition, the tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax).

ii)

New Accounting Standards Impacting on or after January 1, 2013

On May 17, 2012,  the IASB issued Annual Improvements to IFRSs: 2009-2011 Cycle, incorporating amendments to five IFRSs; IFRS 1 First-time Adoption of International Reporting Standards, IAS 1 Presentation of Financial Statements, IAS 16 Property, Plant and Equipment, IAS 32 Financial Statements: Presentation, IAS 34 Interim Financial Reporting.  The amendments are effective for annual periods beginning on or after January 1, 2013, with early application permitted, and must be applied retrospectively.

IFRS 1 First-time Adoption of International Financial Reporting Standards (Amendment)

IFRS 1 is amended to clarify the repeated application of IFRS 1 and the treatment of borrowing costs incurred on or after the date of transition to IFRSs.  This is not applicable as the company has already transitioned to IFRS.

Page 24

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

u)

New Accounting Standards (continued)

ii)

New Accounting Standards Impacting on or after January 1, 2013 (continued)

IAS 1 Presentation of Financial Statements (Amendment)

IAS 1 is amended to clarify that only one comparative period - which is the preceding period - is required for a complete set of financial statements.

IAS 16 Property, Plant, and Equipment (Amendment)

IAS 16 is amended to clarify the classification of servicing equipment.  Spare parts, stand-by equipment and servicing equipment should be classified as property, plant, and equipment when they meet the definition of property, plant, and equipment in IAS 16 and otherwise as inventory using IAS 2 Inventories.

IAS 32 Financial Instruments: Presentation (Amendment)

IAS 32 is amended to clarify that IAS 12 Income Taxes applies to the account for income taxes relating to distributions to holders of equity instruments and transaction costs of equity transactions.

IAS 34 Interim Financial Reporting (Amendment)

IAS 34 is amended to clarify that the total assets and total liabilities for a particular reportable segment would be separately disclosed in interim financial reporting only when the amounts are regularly provided to the chief operating decision maker and there has been a material change from the amounts disclosed in the last annual financial statements for the reportable segment.

The Company does not anticipate these amendments to have a significant impact on its consolidated financial statements.

IFRS 7 Financial Instruments: Disclosures in Respect of Offsetting (Amendment)

At its meeting on December 13-15, 2011, the IASB approved amendments to IFRS 7, Financial Instruments: Disclosures, with respect to offsetting financial assets and financial liabilities. The common disclosure requirements issued by the IASB and the FASB in December 2011 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company's financial position.  Companies and other entities are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Page 25

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

u)

New Accounting Standards (continued)

ii)

New Accounting Standards Impacting on or after January 1, 2013 (continued)

IFRS 10 Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements, and SIC12 Consolidation - Special Purpose Entities.  IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities.  This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as a basis for consolidation; (iii) sets out how to apply the principle of control whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Company does not anticipate the application of IFRS 10 to have a significant impact on its consolidated financial statements.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly-Controlled Entities-Non-Monetary Contributions by Venturers.  This standard establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement (joint operations or joint ventures).  This standard is effective for annual periods on or after January 1, 2013.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 combines the disclosure requirements for an entity’s interest in subsidiaries, joint arrangements, associates and structured entities into one comprehensive disclosure standard.  This standard requires the disclosure of information that enable users of financial statements to evaluate the nature of, and risks associated with, its interest in other entities and the effects of those interests on its financial position, financial performance and cash flows.  This standard is effective for annual periods beginning on or after January 1, 2013.

The Company does not anticipate these amendments to have a significant impact on its consolidated financial statements.

Page 26

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

u)

New Accounting Standards (continued)

ii)

New Accounting Standards Impacting on or after January 1, 2013 (continued)

IFRS 13 Fair Value Measurement

IFRS 13 Fair Value Measurement provides guidance on how to measure fair value, but does not change when fair value is required or permitted under IFRS.  IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions with the scope of IAS 17 Leases; measurements that have some similarities to fair value that are not fair value, such as net realizable value in IAS 2 Inventories; or value in use IAS 36 Impairment of Assets.  This standard is effective for annual periods beginning on or after January 1, 2013.  The Company does not anticipate the application of IFRS 13 to have a significant impact on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, and IFRS 12 Disclosure of Interests in Other Entities: Transition Guidance

The amendments provide additional transition relief, limiting the requirement to provide adjusted comparative information to only the preceding comparative period.  For disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied.  The effective date of the amendments is annual periods beginning on or after January 1, 2013, which is aligned with the effective date of IFRS 10, IFRS 11, and IFRS 12.  The Company does not anticipate these amendments to have a significant impact on its consolidated financial statements.

IAS 19 Employee Benefits

On June 16, 2011, the IASB issued amendments to IAS 19, Employee Benefits, in order to improve the accounting for employment benefits.

The amendments make important improvements by:

•

eliminating the option to defer the recognition of gains and losses, known as the ‘corridor method’ or the “deferral and amortization approach”;

•

streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring re-measurements to be presented in OCI, thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations;

•

enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans.

Page 27

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

u)

New Accounting Standards (continued)

ii)

New Accounting Standards Impacting on or after January 1, 2013 (continued)

IAS 19 Employee Benefits (continued)

The amendments are effective for financial years beginning on or after January 1, 2013.  The Company does not anticipate the application of IFRS 13 to have a significant impact on its consolidated financial statements

IAS 27 Separate Financial Statements

IAS 27 has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly controlled entities, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013.  This standard will not have an impact on the consolidated financial statements.

IAS 28 Investments in Associates and Joint Ventures

IAS 28 prescribes the accounting for investments in associates and to set the requirements for the application of the equity method when accounting for investments in associates and joint ventures.  This standard is effective for annual periods beginning on or after January 1, 2013. This standard will not have an impact on the consolidated financial statements.

iii)

New Accounting Standards Impacting on or after January 1, 2014

IAS 32 Financial Instruments - Presentation in Respect of Offsetting (Amendment)

The amendments to IAS 32 address inconsistencies in current practice when applying the requirements with regards to the offsetting of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

iv)

New Accounting Standards Impacting on or after January 1, 2015

IFRS 9 Financial Instruments - Classification and Measurement

IFRS 9, Financial Instruments: IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

t)

Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.  In particular: prepaid expenses are now reported separate from accounts receivable and other assets as prepaid expenses are not a financial instrument under IFRS 7; due from related parties are included separate from due to related parties as offsetting is not permitted under IAS 1; and, GST/HST and value added tax receivable are included with accounts receivable and other assets as permitted under IAS 1.

Page 28

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

t)

Comparative figures (continued)

	Accounts receivable and other assets	GST/HST and value added tax receivable	Prepaid expenses	Due from related parties	Due to related parties
December 31, 2011	$15,608	$4,777	$-	$-	$169
Reclassifications	3,559	(4,777)	1,218	36	36
Adjusted December 31, 2011	$19,167	-	$1,218	$36	$205

3.

Cash and Cash Equivalents

	December 31, 2012	December 31, 2011
Cash	$18,038	$25,652
Cash equivalents	40,682	13,078
	$58,720	$38,730

Cash and cash equivalents include cash on hand, demand deposits, and money market instruments, with maturities from the date of acquisition of 90 days or less.

4.

Short Term Investments

	December 31, 2012	December 31, 2011
Held for trading short term investments	$6,019	$17,000

Short term investments include deposits with maturities from the date of acquisition of more than 90 days.

5.

Derivative Assets and Derivative Liabilities

	December 31, 2012		December 31, 2011
	Assets	Liabilities	Assets	Liabilities
Lead forward contracts	$ -	$ -	$ -	$ 53
Zinc forward contacts	-	-	70	-
Silver forward contracts	-	-	-	34
Total	$ -	$ -	$ 70	$ 87

The Company occasionally enters into forward commodity contracts as well as put and call option commodity arrangements to secure a minimum price level on part of its zinc and lead metal production.  As at December 31, 2012, no such contracts are outstanding.

Page 29

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

5.

Derivative Assets and Derivative Liabilities (continued)

In 2011, the Company entered into short term forward and option contracts to fix the final settlement price of metal delivered in concentrates, where the final settlement price is yet to be set at a future quotational period according to contract terms.  The forward sale and option contracts were settled against the arithmetic average of metal spot prices over the month in which the contract matures.  No initial premium associated with these trades had been paid.

6.

Accounts Receivable and Other Assets and Deposits on Long Term Assets

The current accounts receivables and other assets are comprised of the following:

	December 31, 2012	December 31, 2011
Current
Trade receivables from concentrate sales	$15,158	$11,287
Current portion of long term receivables	832	891
Advances and other receivables	3,637	2,213
GST/HST and value added tax receivable	7,405	4,776
Accounts receivable and other assets	$27,032	$19,167

Deposits on long term assets include the non-current accounts receivable and other assets are comprised of the following:

	December 31, 2012	December 31, 2011
Non-Current
Long term receivables	$1,557	$1,415
Less: current portion of long term receivables	(832)	(891)
Non-current portion of long term receivables	725	524
Deposits on equipment	1,086	1,167
Deposits paid to contractors	744	448
Other	139	121
Deposits on long term assets	$2,694	$2,260

As at December 31, 2012, the Company had $1,178 trade receivables (2011: $100) which were past due with no impairment.  The Company’s allowance for doubtful accounts is $nil for all reporting periods.

The aging analysis of these trade receivables from concentrate sales is as follows:

	December 31, 2012	December 31, 2011
0-30 days	$13,725	$9,518
31-60 days	255	911
61-90 days	-	758
over 90 days	1,178	100
	$15,158	$11,287

Page 30

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

7.

Inventories

	December 31, 2012	December 31, 2011
Concentrate stock piles	$2,918	$2,488
Ore stock piles	3,391	4,008
Materials and supplies	6,549	4,795
Total inventories	$12,858	$11,291

For the years ended December 31, 2012, $59,077 (2011: $31,655) of inventory was expensed in cost of sales and there has been no impairment during 2012 (2011: $nil).

8.

Assets Held for Sale

Balance, December 31, 2011	$-
Additions	63
Disposals	(12)
Total assets held for sale – December 31, 2012	$51
Less current portion	(51)
Non current assets held for sale – December 31, 2012	$-

As at December 31, 2012, the Company has $51 (2011: $nil) of equipment held for sale.  Included in assets held for sale are a scoop and a front loader as the machinery is not being used in the mine operations and are expected to be sold within one year.

9.

Mineral Properties, Plant and Equipment

	Mineral Properties Non-Depletable (Mario, Don Mario, Tlacolula)	Mineral Properties Depletable (Caylloma, San Jose, Taviche)	Machinery and Equipment	Land, Buildings, and Leasehold Improvements	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Capital Work in Progress	Total
Year ended December 31, 2012
Opening carrying amount	$ 7,311	$ 105,668	$ 17,316	$ 37,452	$ 3,185	$ 135	$ 2,520	$ 8,246	$ 181,833
Additions	2,566	24,849	5,384	138	1,462	129	653	15,778	50,959
Disposals	-	-	(1,097)	-	(22)	(5)	-	(50)	(1,174)
Write-off of mineral properties	(3,887)	-	-	-	-	-	-	-	(3,887)
Depletion and depreciation	-	(12,327)	(3,000)	(4,449)	(629)	(73)	(705)	-	(21,183)
Reclassification	(5,030)	5,030	444	2,653	(12)	-	-	(3,085)	-
Adjustment on currency translation	-	953	-	2	-	-	-	-	955
Closing carrying amount	$ 960	$ 124,173	$ 19,047	$ 35,796	$ 3,984	$ 186	$ 2,468	$ 20,889	$ 207,503

As at December 31, 2012
Cost	$ 960	$ 157,054	$ 27,092	$ 44,004	$ 5,694	$ 539	$ 5,124	$ 20,889	$ 261,356
Accumulated depletion and depreciation	-	(32,881)	(8,045)	(8,208)	(1,710)	(353)	(2,656)	-	(53,853)
Closing carrying amount	$ 960	$ 124,173	$ 19,047	$ 35,796	$ 3,984	$ 186	$ 2,468	$ 20,889	$ 207,503

Page 31

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

9.

Mineral Properties, Plant and Equipment (continued)

	Mineral Properties Non-Depletable (Mario, Don Mario, Taviche, Tlacolula)	Mineral Properties Depletable (Caylloma, San Jose*)	Machinery and Equipment	Land, Buildings, and Leasehold Improvements	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Capital Work in Progress	Total
Year ended December 31, 2011
Opening carrying amount	$ 49,129	$ 33,608	$ 6.897	$ 7,013	$ 3,177	$ 112	$ 2,893	$ 14,534	$ 117,363
Additions	6,258	30,091	5,429	729	2,032	131	500	33,837	79,007
Disposals	-		(1,532)	-	(33)	-	-	-	(1,565)
Depletion and depreciation	-	(6,107)	(1,847)	(1,820)	(334)	(97)	(873)	-	(11,078)
Impairment charge	-		(1,688)	(195)	-	(11)	-	-	(1,894)
Reclassification	(48,076)	48,076	10,057	31,725	(1,657)	-	-	(40,125)	-
Closing carrying amount	$ 7,311	$ 105,668	$ 17,316	$ 37,452	$ 3,185	$ 135	$ 2,520	$ 8,246	$ 181,833

As at December 31, 2011
Cost	7,311	125,667	$ 22,870	$ 41,212	$ 4,296	$ 520	$ 4,674	$ 8,246	$ 214,796
Accumulated depletion and depreciation	-	(19,999)	(5,554)	(3,760)	(1,111)	(385)	(2,154)	-	(32,963)
Closing carrying amount	$ 7,311	$ 105,668	$ 17,316	$ 37,452	$ 3,185	$ 135	$ 2,520	$ 8,246	$ 181,833

*Commercial production began on September 1, 2011 for San Jose.

As at December 31, 2012, the non-depletable mineral properties includes the Tlacolula property (2011: Mario, Don Mario, Tlacolula, and Taviche) as the Mario and Don Mario properties were abandoned and written off in 2012.

Mineral properties includes bonuses paid of $nil (2011: $1,350) which were paid upon commissioning of the San Jose mine.  The bonus paid in 2011 comprises of $1,113 paid to key management and $237 paid to a company controlled by a director.

Page 32

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

9.

Mineral Properties, Plant and Equipment (continued)

a)

Mario Property

In May 2011, the Company entered into an agreement to acquire a 100% interest in the Mario Property, located in the Department of Junin in central Peru.  Under the terms of the agreement, the Company is granted the exclusive right and option to purchase an undivided 100% interest in the Mario Property subject to the following payments:

1.

$500 on signing of agreement;

2.

$500 on or before six months from the signing of the agreement;

3.

$500 on or before 12 months from the signing of the agreement; and,

4.

$2,500 on or before 24 months from the signing of the agreement.

The transfer of the property to the Company is subject to a 1% net smelter return (“NSR”) royalty on production from the property payable to Crocodile Gold (“Crocodile”).  The Company shall have the right to purchase the NSR royalty from Crocodile at any time during the five-year period following the final option payment for the sum of $3,000.  The property is also subject to a 2% NSR royalty on production payable to Teck Cominco and a 0.5% NSR royalty on production payable to Socrate Capital Inc., with each royalty in turn subject to certain buy-back provisions.  As at May 14, 2012, $1,000 had been paid under the agreement.

During the second quarter of 2012, upon completion of a 7,000 meter Phase I drill program at the Mario and Don Mario Properties (“Mario project”), the Company determined the program was not successful in demonstrating the potential to meet the minimum target size established for the project and the Company abandoned its interest in the Mario property resulting in a write-off of $3,627.

b)

Don Mario Property

The Company entered into an option agreement, effective July 20, 2011, to acquire 100% interest in the Don Mario property, with Consorcio Empresarial Agmin S.A.C.(“AGMIN”). Under the terms of the mining assignment and option to purchase mineral rights agreement (“agreement”), the Company is required to make the following payments:

1.

$200 on signing the agreement;

2.

$300 after 12 months from signing the agreement;

3.

$500 after 24 months from signing the agreement; and,

4.

$2,000 after 36 months from signing the agreement.

Under the terms of the agreement, once the option is exercised and the technical report is prepared under National Instrument 43-101 and published, if the pre-feasibility study indicates that the property contains more than five million silver equivalent ounces, the Company would further pay AGMIN, one dollar for each additional resource and reserves indicated in the pre-feasibility report. The Company has the option to buy-out the additional pay-out for a further $3,000, subject to certain conditions.

Page 33

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

9.

Mineral Properties, Plant and Equipment (continued)

b)

Don Mario Property (continued)

As at May 14, 2012, $200 had been paid under the agreement.  The Don Mario property is part of the overall Mario project and as the Phase 1 drill program at the Mario Property was not successful, the Company abandoned its interest in the Don Mario Property resulting in a write-off of $260.

c)

Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option (the “Option”) to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“property”) located in the State of Oaxaca, Mexico from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”) (a related party by way of directors in common with the Company described further in Note 11).

The Company can earn the Interest by spending $2,000, which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property and making staged annual payments totalling $250 cash and providing $250 in common shares of the Company to Radius according to the following schedule:

➢

$20 cash and $20 cash equivalent in shares upon stock exchange approval;

➢

$30 cash and $30 cash equivalent in shares by January 15, 2011;

➢

$50 cash and $50 cash equivalent in shares by January 15, 2012;

➢

$50 cash and $50 cash equivalent in shares by the January 15, 2013; and,

➢

$100 cash and $100 cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property.

Upon completion of the cash payments and share issuances, and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.

On January 15, 2010, the transaction was approved by the TSX Venture Exchange,   The Company has issued 7,813 common shares at a fair market value of $2.56 per share and paid $20 cash according to the terms of the option agreement.

On January 14, 2011, the Company issued 6,756 common shares of the Company, at a fair market value of $4.44 per share and paid $30 cash according to the terms of the option agreement.

On January 13, 2012, the Company issued 8,605 common shares of the Company, at a fair market value of $5.81 per share and paid $50 cash according to the terms of the option agreement.

Page 34

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

9.

Mineral Properties, Plant and Equipment (continued)

c)

Tlacolula Property (continued)

As at December 31, 2012, the Company had issued a total of 23,174 common shares of the Company, with a fair market value of $100 and paid $100 cash according to the terms of the option agreement.

Subsequent to December 31, 2012, on January 15, 2013, the Company issued 11,415 common shares of the Company, at a fair market value of $4.38 per share and on January 14, 2013 paid $50 cash according to the terms of the option agreement.

d)

Taviche Property

In 2010, the Company included the idle plant in Taviche as part of the San Jose mine plant as it was more likely than not that the idle plant could be used to treat excess ore from San Jose or from surrounding areas where the company was conducting exploration.  On September 1, 2011, the San Jose mine plant commenced commercial production and in the fourth quarter of 2011, achieved an average of 955 tonnes milled per day with the San Jose plant having sufficient capacity for the production.  In the fourth quarter of 2011, management reassessed the usability of the idle plant and in conjunction, obtained an independent third party appraisal of various assets acquired under an asset purchase agreement dated 2007 related to the Taviche property.

Management used the fair value less cost to sell method to determine the recoverable amount of the idle plant.  Based upon an independent appraisal of the assets, which is in accordance with fair value less cost to sell, the Company took an impairment charge, in 2011, of $1.89 million that comprised of the following impairments: $1.08 million on the tailing dam, $0.14 million on the mine infrastructure, and $0.67 million on equipment, machinery, and buildings.  As at December 31, 2011, the net book value of assets related to the Taviche property for machinery and equipment amounted to $0.36 million.

e)

Taviche Oeste Concessions

Subsequent to December 31, 2012, on February 4, 2013, the Company, through its wholly owned subsidiary, Cuzcatlan, acquired, through an option agreement (the “Option”) with Plata Pan American S.A. de C.V. (“Plata”) (a wholly owned subsidiary of Pan American Silver Corp.), a 55% undivided interest in 6,254 hectare Taviche Oeste Concessions (“concessions”) immediately surrounding the San Jose Mine in Oaxaca, Mexico.  The Company made a cash payment of $4.0 million.  Once a production decision is made to develop ore from the concessions, the Company, through its wholly owned subsidiary, Cuzcatlan, will purchase the remaining 45% undivided interest in the property for $6.0 million.  Plata will retain a 2.5% net smelter royalty on ore production from this property.

f)

San Luisito Concessions

Subsequent to December 31, 2012, in February 2013, the Company through its wholly owned subsidiary, Cuzcatlan, acquired, was granted an option (the “Option”), with a third party, on concessions in the San Luisito Project, Sonora, Mexico and made a cash payment of $50.  Further payments due are as follows : August 26, 2013 $150, February 24, 2014 $400,  February 24, 2015 $1,000, February 26, 2016 $1,400, and February 26, 2017 $12,000.  The third party will retain a 2% net smelter royalty on ore produced from this property.

Page 35

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

10.

Trade and Other Payables

	December 31, 2012	December 31, 2011
Trade accounts payable	$11,114	$8,799
Payroll payable	4,238	5,809
Restricted share unit payable	648	1,204
Other payables	1,348	1,343
	$17,348	$17,155

11.

Related Party Transactions

a)

Purchase of Goods and Services

The Company entered into the following related party transactions:

	Years ended December 31,
Transactions with related parties	2012	2011
Salaries and wages [1,2]	$135	$173
Other general and administrative expenses [2]	308	292
Leasehold improvements [2]	23	93
	$466	$558

1 Salaries and wages includes employees' salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company

2Radius Gold Inc. ("Radius") has directors in common with the Company and shares office space, and is reimbursed for salaries, wages, general administration costs, and leasehold improvements incurred on behalf of the Company to June 30, 2012. Gold Group Management Inc. (“Gold Group”), which is owned by a director in common with the Company, provides various administrative, management, and other related services effective July 1, 2012.

In January 2012, the Company issued 8,605 (2011: 6,756) common shares, at a fair market value of $5.81 (2011: $4.44) per share and paid $50 (2011: $30) cash to Radius, under the option to acquire a 60% interest in Tlacolula silver project located in the State of Oaxaca, Mexico.

In October 2012, the Company entered into a services agreement, effective July 1, 2012, with Gold Group Management Inc. (“Gold Group”), which is owned by a director in common with the Company.  The services agreement provides that Gold Group provides various administrative, management and other related services.

Subsequent to December 31, 2012 to March 19, 2013 the Company issued 11,415 common shares of the Company, at a fair market value of $4.38 per share and paid $50 cash to Radius, under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico.

Page 36

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

11.

Related Party Transactions (continued)

b)

Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company.  The compensation paid and payable to key management for services is shown below:

	Years ended December 31,
	2012	2011
Salaries and other short term employee benefits	$2,789	$3,492
Directors fees	388	333
Consulting fees	180	416
Share-based payments	1,629	4,398
	$4,986	$8,639

The share-based payments includes the change in the DSU and RSU fair value over each reporting period and payments made under the DSU and RSU plans and the non-cancellation of share options.

Consulting fees includes fees paid to two non-executive directors in both 2012 and 2011.

c)

Year end Balances arising from Purchases of Goods/Services

Amounts due from related parties	December 31, 2012	December 31, 2011
Owing from a director and officer [3]	$-	$36
Owing from a company with common director [3]	5	-
	$5	$36

3 Owing from a director includes non-interest bearing advances to company controlled by a director of the company at December 31, 2012 and to director and officers at December 31, 2011.

Amounts due to related parties	December 31, 2012	December 31, 2011
Owing to a company(ies) with common directors [4]	$54	$205

4 2012 Owing to Radius Gold Inc. (“Radius”) and Gold Group Management Inc. (“Gold Group”) whom have directors in common with the Company and 2011 to Radius.

On October 10, 2012, the Company paid Gold Group Management Inc., which is owned by a director in common with the Company, a retainer of $61 representing three months deposit under a services agreement effective July 1, 2012.

Page 37

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

12.

Leases and Long Term Liabilities

Leases and long term liabilities are comprised of the following:

	December 31, 2012	December 31, 2011
Obligations under finance lease (a)	$676	$866
Long term liability (b)	19	771
Deferred share units (Note 15 c))	2,004	2,639
	2,699	4,276
Less: current portion
Obligations under finance lease	449	741
Long term liability	-	771
Current portion of leases and long term liabilities	449	1,512
Leases and long term liabilities, non-current	$2,250	$2,764

a)

Obligations under Finance Lease

The following is a schedule of the Company’s future minimum lease payments. These are related to the acquisition of mining equipment, and vehicles, and buildings.

Obligations under Finance Lease	December 31, 2012	December 31, 2011
Not later than 1 year	$469	763
Less: future finance charges on finance lease	(20)	(22)
	449	741
Later than 1 year but less than 5 years	231	126
Less: future finance charges on finance lease	(4)	(1)
	227	125
Present value of finance lease payments	$676	$866

b)

Long Term Liabilities

In May 2008, the Company acquired the Monte Alban II concession for which a payment of $800 was due May 2012.  This liability is non-interest bearing and the principal was paid during the second quarter of 2012.

The Company’s Mexican operation is required to provide a seniority premium to all employees as required under Mexican labor law. This liability is calculated using actuarial techniques and discounting the benefit using the Projected Unit Credit Method with the following assumptions: a discount rate of 7.50%, wages increases ranging from 4.5% to 5.0%, minimum wage increase of 4.0%, and a long term inflation rate of 4.0%.  During the year ended December 31, 2012, $20 (2011: $nil) has been recognized as an expense, respectively.

Page 38

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

13.

Provisions

A summary of the Company’s provisions for other liabilities and charges is presented below:

	Decommissioning and Restoration Liability
	Caylloma Mine	San Jose Mine	Total
Total provisions – December 31, 2010	$3,298	$1,583	$4,881
Increase to existing provisions	119	7	126
Accretion of provisions	138	35	173
Foreign exchange differences	142	(147)	(5)
Cash payments	(201)	-	(201)
Total provisions – December 31, 2011	$3,496	$1,478	$4,974
Less: current portion	(501)	(226)	(727)
Non current - December 31, 2011	$2,995	$1,252	$4,247
Total provisions - December 31, 2011	$3,496	$1,478	$4,974
Increase to existing provisions	3,954	1,680	5,634
Accretion of provisions	124	108	232
Foreign exchange differences	(129)	102	(27)
Cash payments	(386)	-	(386)
Total provisions – December 31, 2012	$7,059	$3,368	$10,427
Less: current portion	(111)	(346)	(457)
Non current – December 31, 2012	$6,948	$3,022	$9,970

 In view of the uncertainties concerning environmental reclamation, the ultimate cost of reclamation activities could differ materially from the estimated amount recorded.  The estimate of the Company’s decommissioning and restoration liability relating to the Caylloma and San Jose mine is subject to change based on amendments to laws and regulations and as new information regarding the Company’s operations becomes available.

Future changes, if any, to the estimated liability as a result of amended requirements, laws, regulations, operating assumptions, estimated timing and amount of obligations may be significant and would be recognized prospectively as a change in accounting estimate.  Any such change would result in an increase or decrease to the liability and a corresponding increase or decrease to the mineral properties, plant and equipment balance.

Page 39

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

14.

Income Tax

a)

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 25.00% (2011: 26.50%) to income before income taxes.  The reasons for the differences are as follows:

	December 31, 2012	December 31, 2011
Income before tax	$45,226	$38,335
Statutory income tax rate	25.00%	26.50%
Expected income tax	$11,307	$10,159
Items non-deductible for income tax purposes	1,155	1,401
Difference between Canadian and foreign tax rates	2,354	1,376
Effect of change in tax rates	(796)	620
Impact of foreign exchange on tax assets and liabilities	(1,580)	3,271
Impact of Mexican inflation on tax values	(193)	(16)
Other items	(70)	704
Unused tax losses and tax offsets not recognized in tax asset	1,586	1,287
Total income taxes	$13,763	$18,802
Represented by:
Current income tax	$5,508	$14,607
Deferred income tax	8,255	4,195
	$13,763	$18,802

The effective tax rate for the years ended December 31, 2012 and 2011 was 30.43% and 49.05%, respectively. The change in the effective tax rate was primarily attributable to the geographical mix of income, fluctuations in exchange rates for foreign currency, the impact of foreign exchange on the tax basis on non-monetary assets, and the non-recognition of tax benefits.

Effective January 1, 2012, the Canadian Federal corporate tax rate decreased from 16.5% to 15.0% and the British Columbia provincial tax remained the same at 10%. The overall reduction in tax rates has resulted in a decrease in the Company’s statutory tax rate from 26.50% to 25.00%.

In 2009, the Mexican government approved tax reform that includes a 2% increase in the income tax rate in Mexico from 28% to 30% for a three-year period starting in 2010.

The Mexican corporate tax rate was scheduled to be reduced from 30% to 29% on January 1, 2013 and then to 28% on January 1, 2014.  However, newly enacted legislation maintains the 2012 rate of 30% through the end of 2013, with a reduction to 29% on January 1, 2014 and an additional reduction to 28% on January 1, 2015.

Income taxes payable of $200 (December 31, 2011: $3,923) relates to current taxes.

Page 40

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

14.

Income Tax (continued)

b)

The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2012 and 2011 are presented below:

	December 31, 2012	December 31, 2011
Deferred income tax assets:
Non-capital losses	$2,431	$12,544
Provisions and other	4,059	2,059
Other	78	5
Mineral properties, plant and equipment	-	296
Net deferred income tax assets	6,568	14,904
Deferred income tax liabilities:
Mineral properties – Peru	$(14,314)	$(11,790)
Mineral properties – Mexico	(3,452)	(5,640)
Equipment	(9,731)	(10,148)
Total deferred income tax liabilities	$(27,497)	$(27,578)
Net deferred income tax liabilities	$(20,929)	$(12,674)

Classification
Non-current assets	$113	$36
Non-current liabilities	(21,042)	(12,710)
Net deferred income tax liabilities	$(20,929)	$(12,674)

c)

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has been met.  The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31, 2012	December 31, 2011
Non-capital losses	$47,124	$38,503
Provisions and other	2,652	3,841
Share issue cost	1,947	2,913
Investment in subsidiaries	1,283	56
Mineral properties, plant and equipment	1,467	1,532
Unrecognized deductible temporary differences	$54,473	$46,845

Page 41

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

14.

Income Tax (continued)

c)

(continued)

The Company’s unrecognized taxable temporary difference consists of the following amounts:

	December 31, 2012	December 31, 2011
Withholding tax	$505	$147
Unrecognized taxable temporary difference	$505	$147

The Company’s tax losses have the following expiry dates:

		Expiry date
Non-capital losses, expiring as follows:
Canada	$43,906	2013 - 2032
Mexico	11,321	2016 - 2032
	$55,227

15.

Share Capital

a)

Unlimited Common Shares Without Par Value

During the year ended December 31, 2012, the Company issued 8,605 (2011: 6,756) common shares, at a fair market value of $5.81 (2011: $4.44) per share to Radius Gold, under the option to acquire a 60% interest in Tlacolula silver project located in the State of Oaxaca, Mexico. (Refer to Note 9. c)).

Subsequent to December 31, 2012 to March 19, 2013, the Company issued 11,415 common shares of the Company, at a fair market value of $4.38 per share and paid $50 cash to Radius, under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico. (Refer to Note 9. c)).

b)

Share Options

Shareholder approval of the Company’s Stock Option Plan (the “Plan”), dated April 11, 2011, was obtained at the Company’s annual general meeting held on May 26, 2011.  The Plan provides that the number of common shares of the Company issuable under the Plan, together with all of the  Company’s other previously established or proposed share compensation arrangements, may not exceed 12,200,000 shares, which equals 9.92% of the current total number of issued and outstanding common shares of the Company, as at April 11, 2011.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility, risk-free interest rate and expected life of the options.  Changes in the subjective input assumptions can materially affect the fair value estimate.

Page 42

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

15.

Share Capital (continued)

b)

Share Options (continued)

The following is a summary of share option transactions:

	December 31, 2012		December 31, 2011
	Shares (in 000’s)	Weighted average exercise price (CAD$)	Shares (in 000's)	Weighted average exercise price (CAD$)
Outstanding at beginning of the year	3,876	$2.83	4,551	$1.51
Granted	2,613	4.18	1,792	4.46
Exercised	(314)	2.35	(2,442)	1.55
Forfeited	(50)	4.46	(25)	4.46
Expired	(8)	4.46	-	-
Outstanding at end of the year	6,117	$3.42	3,876	$2.83
Vested and exercisable at end of the year	3,081	$2.63	2,557	$1.99

During the year ended December 31, 2012, 2,612,459 share purchase options were granted with exercise prices ranging from CAD$3.79 to CAD$6.67 with terms ranging from three and five years, respectively.  The vesting of 2,047,542 share purchase options are as follows: 50% after twelve months of grant date and a further 50% after twenty four months of grant date.  The vesting of 184,138 share purchase options are as follows: 33.33% after twelve months of grant date, a further 33.33% after twenty four months of grant date, and a further 33.34% after thirty six months of grant date.  The vesting of 380,779 share purchase options are as follows: 33.33% after twelve months of grant date, a further 33.33% after twenty-four months of grant date, and a further 33.34% after thirty-six months of grant date.

During the year ended December 31, 2012, 49,628 share purchase options were forfeited, 41,542 share purchase options were accelerated to expire March 30, 2012, and 8,271 share purchase options expired unexercised.

Subsequent to December 31, 2012, 25,000 share purchase options were accelerated to expire March 31, 2013 from January 11, 2017.

Subsequent to December 31, 2012 to March 19, 2013, 25,000 share purchase options were exercised at CAD$0.85 resulting in issued and outstanding shares of 125,305,166.

The share-based payment charge of $2,977 (2011: $1,830) covering option grants, forfeitures, and accelerated vesting recognized for the year ended December 31, 2012 has been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

Page 43

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

15.

Share Capital (continued)

b)

Share Options (continued)

	Years ended December 31,
	2012	2011
Risk-free interest rate	1.00% to 1.62%	1.91%
Expected stock price volatility	55.93% to 58.36%	56.48%
Expected term in years	3	3
Expected dividend yield	0%	0%
Expected forfeiture rate	4.15%	1.38%

The expected volatility assumption is based on the historical volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange.

The following table summarizes information related to stock options outstanding and exercisable at December 31, 2012:

Exercise price in CAD$	Number of outstanding share purchase options (in 000's)	Weighted average remaining contractual life of outstanding share purchase options (years)	Weighted average exercise price on outstanding share purchase options CAD$	Exercisable share purchase options (in 000's)	Weighted average exercise price on exercisable share purchase options CAD$
$0.80 to $0.99	781	5.8	$0.84	781	$0.84
$1.00 to $1.99	660	3.4	1.53	660	1.53
$2.00 to $6.67	4,676	2.4	4.11	1,640	3.92
$0.80 to $4.46	6,117	3.0	$3.42	3,081	$2.63

The weighted average remaining life of vested share purchase options at December 31, 2012 was 3.3 years (2011: 4.9 years).

c)

Deferred Share Units (“DSU”) Cost

During 2010, the Company implemented a DSU plan which allows for up to 1% of the number of shares outstanding from time to time to be granted to eligible directors.  All grants under the plan are fully vested upon credit to an eligible directors’ account.

During the year ended December 31, 2011, the Company granted 48,824 DSU with a market value of CAD$232, at the date of grant, to a director, and 93,544 DSU with a market value of CAD$473, at the date of grant, to a director, with vesting subject to the commissioning of the San Jose mine, which occurred on September 1, 2011.  During the year ended December 31, 2011, 70,000 DSU were settled in cash for $5.36 per unit for a total payment of $375.

Page 44

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

15.

Share Capital (continued)

c)

Deferred Share Units (“DSU”) Cost (continued)

During the year ended December 31, 2012, there were no DSU grants or settlements in cash.  As at December 31, 2012, there are 481,465 (2011: 481,465) DSU outstanding with a fair value of $2,004 (2011: $2,639).

d)

Restricted Share Units (“RSU”) Cost

During 2010, the Company implemented a RSU plan for certain employees or officers.  The RSU entitle employees or officers to a cash payment after the end of a performance period of up to two years following the date of the award.  The RSU payment will be an amount equal to the fair market value of the Company’s common share on the five trading days immediately prior to the end of the performance period multiplied by the number of RSU held by the employee.

During the year ended December 31, 2011, the Company granted 155,674 RSU with a market value of CAD$788, at the date of grant, to a director, with vesting subject to the commissioning of the San Jose mine, which occurred on September 1, 2011.

During the year ended December 31, 2012, there were no RSU grants and the Company paid $583 (2011: $736) on 109,557 (2011: 109,557) RSU to directors and officers of the Company.  As at December 31, 2012, there are 155,674 (2011: 265,231) RSU outstanding with a fair value of $648 (2011: $1,204). Refer to Note 10.

e)

Earnings per Share

i.

Basic

Basic earnings per share is calculated by dividing the income for the year by the weighted average number of shares outstanding during the year.

The following table sets forth the computation of basic earnings per share:

	Years ended December 31,
	2012	2011
Income available to equity owners	$31,463	$19,533
Weighted average number of shares (in '000's)	123,585	123,295
Earnings per share - basic	$0.25	$0.16

Page 45

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

15.

Share Capital (continued)

e)

Earnings per Share (continued)

ii.

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares.  The following table sets forth the computation of diluted earnings per share:

	Years ended December 31,
	2012	2011
Income available to equity owners	$31,463	$19,533
Weighted average number of shares ('000's)	123,585	123,295
Incremental shares from share options	1,648	1,417
Weighted average diluted shares outstanding (‘000’s)	125,233	124,712
Earnings per share - diluted	$0.25	$0.16

For the year ended December 31, 2012, excluded from the calculation were 184,138 (2011: $nil) anti-dilutive options with an exercise price of CAD$6.67 (2011: $nil).

16.

Supplemental Cash Flow Information

		Years ended December 31,
	Note	2012	2011
Non-cash Investing and Financing Activities:
Issuance of shares on purchase of mineral properties, property, plant and equipment	9 c)	$ 50	$ 30

17.

Capital Disclosure

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern.

The capital of the Company consists of equity and available credit facility, net of cash.  The Board of Directors does not establish a quantitative return on capital criteria for management.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The management of the Company believes that the capital resources of the Company as at December 31, 2012, are sufficient for its present needs for at least the next 12 months.  The Company is not subject to externally imposed capital requirements.

The Company’s overall strategy with respect to capital risk management remained unchanged during the year.

Page 46

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

18.

Management of Financial Risk

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk.  The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

a)

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, short term investments, derivative assets, trade receivable from concentrate sales, other accounts receivables, due from related parties, trade and other payables, due to related parties, and derivative liabilities approximate their fair value due to the relatively short periods to maturity and the terms of these financial instruments.  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.

The amortized value of long term receivables approximates their fair value as these are measured at the amortized cost using the effective interest method.  The fair value of the lease and long term liabilities is $2,723 as at December 31, 2012.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 to 3 based upon the degree to which the fair value is observable.

•

Level 1 - inputs to the valuation methodology are quoted (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 - inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company has classified the determination of fair value of trade receivable from concentrate sales, and derivatives as Level 2, as the valuation method used by the Company includes an assessment of assets in quoted markets with significant observable inputs.

Financial assets (liabilities) at fair value as at December 31, 2012
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 58,720	$ -	$ -	$ 58,720
Short term investments	6,019	-	-	6,019
Trade receivable from concentrate sales	-	15,158	-	15,158
	$ 64,739	$ 15,158	$ -	$ 79,897

There were no changes in the levels during the year ended December 31, 2012.

Page 47

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

18.

Management of Financial Risk (continued)

a)

Fair Value of Financial Instruments (continued)

Financial assets (liabilities) at fair value as at December 31, 2011
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 38,730	$ -	$ -	$ 38,730
Short term investments	17,000	-	-	17,000
Trade receivable from concentrate sales	-	11,287	-	11,287
Derivatives assets	-	70	-	70
Derivatives liabilities	-	(87)	-	(87)
	$ 55,730	$ 11,270	$ -	$ 67,000

There were no changes in the levels during the year ended December 31, 2011.

Accounts receivable includes trade receivable from concentrate sales, provisional price adjustments, and final price adjustments. The fair value of accounts receivable resulting from provisional pricing reflect observable market commodity prices.  Resulting fair value changes to accounts receivable are through sales.  Transactions involving accounts receivable are with counterparties the Company believes are creditworthy.  As such, these accounts receivable are classified within Level 2 of the fair value hierarchy.

Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices.  Resulting fair value changes to derivatives are through net gain (loss) on commodity contracts.  Transactions involving derivatives are with counterparties the Company believes to be creditworthy.

During the year ended December 31, 2012, there have been no changes in the classification of financial assets and liabilities in Levels 1, 2, and 3 of the hierarchy.

b)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, nuevo soles, and Mexican pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

Page 48

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

18.

Management of Financial Risk (continued)

b)

Currency Risk (continued)

As at December 31, 2012, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, nuevo soles and Mexican pesos (all amounts are expressed in thousands of Canadian dollars, thousands of nuevo soles or thousands of Mexican pesos):

	December 31, 2012				December 31, 2011
	Canadian Dollars	Nuevo Soles		Mexican Pesos	Canadian Dollars	Nuevo Soles		Mexican Pesos
Cash and cash equivalents	$4,231	S/.	1,389	$6,136	$18,457	S/.	1,396	$1,758
Short term investments	6,000		-	-	-		-	-
Accounts receivable and other assets	77		3,097	98,147	42		5,657	58,939
Due from related parties	-		-	-	-		4,434	-
Trade and other payables	(1,225)		(12,300)	(49,779)	(1,580)		(17,993)	(24,310)
Due to related parties	(54)		-	-	(209)		-	-
Provisions, current	-		(284)	(4,502)	-		(1,351)	(3,163)
Income tax payable	-		(326)	-	-		(10,581)	-
Leases and long term liabilities	(1,998)		-	(245)	(2,691)		-	-
Provisions	-		(19,560)	(39,323)	-		(8,079)	(17,494)
Total	$7,031	S/.	(27,984)	$10,434	$14,019	S/.	(26,517)	$15,730
Total US$ equivalent	$7,053		$(10,970)	$802	$13,745		$(9,832)	$1,125

Based on the above net exposure as at December 31, 2012, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $784 (2011: $1,527) and a net loss of $1,130 (2011: net loss $967).

c)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company holds derivative contracts with financial institutions and in this regard is exposed to counterparty risk.  The Company mitigates this risk by transacting only with reputable financial institutions to minimize credit risk.

The Company’s maximum exposure to credit risk as at December 31, 2012 is as follows:

Page 49

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

18.

Management of Financial Risk (continued)

c)

Credit Risk (continued)

	December 31, 2012	December 31, 2011
Cash and cash equivalents	$58,720	$38,730
Short term investments	6,019	17,000
Accounts receivable and other assets	27,032	19,167
Derivative assets	-	70
Due from related parties	5	36
	$91,776	$75,003

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expected payments due by period as at December 31, 2012
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Trade and other payables	$17,348	$-	$-	$-	$17,348
Due to related parties	54	-	-	-	54
Income tax payable	200	-	-	-	200
Long term liabilities	469	2,254	-	-	2,723
Operating leases	702	1,305	886	147	3,040
Provisions	528	519	459	11,333	12,839
	$19,301	$4,078	$1,345	$11,480	$36,204

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.  Refer to Note 24 c) for details of operating leases.

Page 50

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

18.

Management of Financial Risk (continued)

d)

Liquidity Risk (continued)

In 2010, the Company entered into a credit agreement with the Bank of Nova Scotia for a $20 million senior secured revolving credit facility (“credit facility”) to be refinanced or repaid on or within two and one-half years or before February 6, 2013.  The credit facility is secured by a first ranking lien on Bateas and its assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.50% per annum is payable quarterly on the unutilized portion of the available credit facility.  No funds have been drawn from this credit facility.

Subsequent to December 31, 2012, in February 2013 the Bank of Nova Scotia extended the credit facility maturity date to February 6, 2013 and then to February 27, 2013.  On March 15, 2013, the Bank of Nova Scotia extended the credit facility maturity date to March 28, 2013. No funds were drawn from this credit facility.

e)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value is limited because the balances are generally held with major financial institutions in demand deposit accounts.

A 10% change in interest rates would cause a $nil change in income on an annualized basis.

f)

Metal Price Risk

The Company is exposed to metals price risk with respect to silver, gold, zinc, lead, and copper sold through its mineral concentrate products.  The Company mitigates this risk by implementing price protection programs for some of its zinc and lead production through the use of derivative instruments.  As a matter of policy, the Company does not hedge its silver production.

19.

Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in three countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby management are responsible for achieving specified business results within a framework of global policies and standards.  Country corporate offices provide support infrastructure to the mine in addressing local and country issues including financial, human resources, and exploration support.

Page 51

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

19.

Segmented Information (continued)

Products are silver, gold, lead, zinc and copper produced from mines in Peru and Mexico, as operated by Bateas and Cuzcatlan, respectively.  Segments have been aggregated where operations in specific regions have similar products, production processes, types of customers and economic environment.

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions.  The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units.  The segment information for the reportable segments for the years ended December 31, 2012 and 2011 are as follows:

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Year ended December 31, 2012
Sales to external customers	$-	$83,697	$77,323	$161,020
Silver-gold concentrates	$-	$-	$77,323	$77,323
Silver-lead concentrates	$-	$68,616	$-	$68,616
Zinc concentrates	$-	$15,081	$-	$15,081
Sales to internal customers	$8,379	$-	$-	$8,379
Cost of sales*	$-	$51,231	$39,127	$90,358
Depletion and depreciation**	$284	$8,961	$12,127	$21,372
Selling, general and administrative expenses*	$13,594	$3,337	$3,610	$20,541
Exploration and evaluation costs	$777	$-	$-	$777
Write-off of mineral properties	$-	$3,887	$-	$3,887
Other material non-cash items	$2	$(1)	$(51)	$(50)
Interest income	$156	$394	$70	$620
Interest expense	$300	$154	$108	$562
Income (loss) before tax	$(14,514)	$25,396	$34,344	$45,226
Income taxes	$272	$6,521	$6,970	$13,763
Income (loss) for the year	$(14,786)	$18,875	$27,374	$31,463
Capital expenditures	$525	$29,566	$20,868	$50,959

 * cost of sales and selling, general and administrative expenses includes depletion and depreciation

** included in cost of sales or selling, general and administrative expenses

Page 52

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

19.

Segmented Information (continued)

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Year ended December 31, 2011
Sales to external customers	$-	$97,740	$12,264	$110,004
Silver-gold concentrates	$-	$-	$12,264	$12,264
Silver-lead concentrates	$-	$80,689	$-	$80,689
Zinc concentrates	$-	$15,290	$-	$15,290
Copper concentrates	$-	$1,761	$-	$1,761
Sales to internal customers	$5,961	$-	$-	$5,961
Cost of sales*	$-	$42,236	$6,794	$49,030
Depletion and depreciation**	$100	$7,053	$2,268	$9,421
Selling, general and administrative expenses*	$14,352	$3,920	$1,568	$19,840
Exploration and evaluation costs	$1,715	$-	$-	$1,715
Other material non-cash items	$1	$10	$(70)	$(59)
Impairment of mineral properties, plant and equipment	$-	$-	$1,894	$1,894
Interest income	$494	$297	$39	$830
Interest expense	$306	$219	$35	$560
Income (loss) before tax	$(15,881)	$52,133	$2,083	$38,335
Income taxes	$183	$15,804	$2,815	$18,802
Income (loss) for the year	$(16,064)	$36,329	$(732)	$19,533
Capital expenditures	$814	$25,066	$53,127	$79,007

* cost of sales and selling, general and administrative expenses includes depletion and depreciation

** included in cost of sales or selling, general and administrative expenses

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
As at December 31, 2012
Assets held for sale	$-	$51	$-	$51
Total assets	$19,412	$127,778	$169,073	$316,263
Total liabilities	$5,466	$27,710	$18,594	$51,770
As at December 31, 2011
Total assets	$27,878	$112,746	$131,017	$271,641
Total liabilities	$5,729	$29,793	$7,808	$43,330

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FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

19.

Segmented Information (continued)

The segment information by geographical region for the years ended December 31, 2012 and 2011 are as follows:

Reportable Segments	Canada	Peru	Mexico	Other	Total
Year ended December 31, 2012
Sales to external customers	$-	$83,697	$77,323	$-	$161,020
Silver-gold concentrates	$-	$-	$77,323	$-	$77,323
Silver-lead concentrates	$-	$68,616	$-	$-	$68,616
Zinc concentrates	$-	$15,081	$-	$-	$15,081
Year ended December 31, 2011
Sales to external customers	$-	$97,740	$12,264	$-	$110,004
Silver-gold concentrates	$-	$-	$12,264	$-	$12,264
Silver-lead concentrates	$-	$80,689	$-	$-	$80,689
Zinc concentrates	$-	$15,290	$-	$-	$15,290
Copper concentrates	$-	$1,761	$-	$-	$1,761

Reportable Segments	Canada	Peru	Mexico	Other	Total
As at December 31, 2012
Non current assets	$3,132	$84,531	$122,647	$-	$210,310
As at December 31, 2011
Non current assets	$3,004	$68,105	$113,020	$-	$184,129

For the years ended December 31, 2012, six (2011: three) customers, respectively, represented 100% of total sales to external customers as follows:

External Sales by Customer	Years ended December 31,
and Region	2012		2011
Customer 1	$1,391	2%	$95,978	98%
Customer 2	75,136	89%	1,762	2%
Customer 3	6,675	8%	-	0%
Customer 4	495	1%	-	0%
Bateas/Peru	$83,697	100%	$97,740	100%
% of total sales	52%		89%
Customer 1	$2,333	3%	$12,264	100%
Customer 2	74,990	97%	-	0%
Cuzcatlan/Mexico	$77,323	100%	$12,264	100%
% of total sales	48%		11%
Consolidated	$161,020	100%	$110,004	100%
% of total sales	100%		100%

Page 54

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

20.

Cost of Sales

The cost of sales for the years ended December 31, 2012 and 2011 are as follows:

	Years ended December 31,
	2012			2011
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs [1]	$40,879	$27,511	$68,390	$ 33,995	$ 4,654	$ 38,649
Depletion and depreciation	8,861	11,616	20,477	6,919	2,140	9,059
Royalty expenses	1,491	-	1,491	1,322	-	1,322
	$51,231	$39,127	$90,358	$ 42,236	$ 6,794	$ 49,030

1 Direct mining costs includes salaries and other short term benefits, contractor charges, energy, consumables and production related costs.

21.

Selling, General and Administrative expenses

The selling, general and administrative expenses for the years ended December 31, 2012 and 2011 are as follows:

	Years ended December 31,
	2012	2011
Salaries and benefits	$12,213	$12,168
Corporate administration	2,172	3,409
Audit, legal and professional fees	4,461	2,915
Filing and listing fees	236	467
Director’s fees	564	519
Depreciation	895	362
	$20,541	$19,840

 22.

Exploration and Evaluation Costs

The exploration and evaluation costs for the years ended December 31, 2012 and 2011 are as follows:

	Years ended December 31,
	2012	2011
Share-based payments	$52	$-
Salaries, wages and benefits	506	931
Direct costs	219	784
	$777	$1,715

Page 55

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

23.

Net Finance Income

The net finance income for the years ended December 31, 2012 and 2011 are as follows:

	Years ended December 31,
	2012	2011
Finance income
Interest income on FVTPL financial assets	$620	$830
Total finance income	620	830
Finance expenses
Interest expense	30	81
Standby and commitment fees	300	306
Accretion of provisions (Note 13)	232	173
Total finance expense	562	560
Net finance income	$58	$270

24.

Contingencies and Capital Commitments

a)

Bank Letter of Guarantee

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation associated with the approved Bateas’ mine closure plan, for the sum of $585.  This bank letter of guarantee expires 360 days from December 2012.

Banco Bilbao Vizcaya Argentaria, S.A. had also established bank letters of guarantee totalling $54 to provide an annual guarantee associated with an office lease contract and truck rentals.  These bank letters of guarantee were renewed in June 2011 with expiry 360 days to June 2012.  This guarantee expired in June 2012.

b)

Capital Commitments

As at December 31, 2012, $5,613 of capital commitments not disclosed elsewhere in the consolidated financial statements, and forecasted to be expended within one year, includes the following: $4,280 mine and tailing dam development at the San Jose property; and, $1,333 for the tailings dam transport system, concentrator plant, electrical infrastructure renewal, and camp infrastructure at Caylloma.

Page 56

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

24.

Contingencies and Capital Commitments (continued)

c)

Other Commitments

The Company has a contract to guarantee power supply at its Caylloma mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 3,500 Kw) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract is automatically renewed every two years for a period of 10 years and expiring in 2017.  Renewal can be avoided without penalties by notification 10 months in advance of renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.

The Company acts as guarantor to finance lease obligations held by two of its mining contractors.  These finance lease contracts are related to the acquisition of mining equipment deployed at the Caylloma mine. As at December 31, 2012, these obligations amounted to $13 and mature in 2013.

On May 24, 2010, the Company entered into a seven year office premise lease located in Peru. The annual rent payable on 1,717 rentable square meters for office space, is as follows:

•

year one $289;

•

year two $297;

•

year three $306; and,

•

years four through seven the lease is subject a minimum annual increase of 3% or the Consumer Price Index published by Bureau of Labor Statistics of the United States Department of Labor, whichever is higher.

The lease also includes the use of additional space for mini-warehouse and parking spots, the obligation for which is $58 per annum for the first year and is subject to an annual increase of 3% as stated above until the end of the lease.  During 2011, the Company provided a security deposit of $44.

Page 57

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

24.

Contingencies and Capital Commitments (continued)

c)

Other Commitments (continued)

On September 30, 2012, the Company entered into an one year office premise lease in Mexico effective September 30, 2012, with an annual lease obligation of $16.

The expected payments due by period as at December 31, 2012 are as follows:

	Expected payments due by period as at December 31, 2012
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Office premises – Canada	$148	$443	$306	$147	$1,044
Office premises – Peru	373	781	580	-	1,734
Office premises – Mexico	14	-	-	-	14
Total office premises	$535	$1,224	$886	$147	$2,792
Computer equipment – Peru	149	64	-	-	213
Computer equipment – Mexico	18	17	-	-	35
Total computer equipment	$167	$81	$-	$-	$248
Total operating leases	$702	$1,305	$886	$147	$3,040

d)

Other Contingencies

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company.  In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

During the year ended December 31, 2012, the Ministry of Mining and Energy (MEM) in Peru made an update to the approved Mining Environmental Liabilities List.  The Company is currently in the process of evaluating its mining concessions which are currently included on the list and as at the date of the issuance of the financial statements an estimate of liability cannot be determined.

25.

Subsequent events up to March 19, 2013

Subsequent to December 31, 2012, in February 2013 the Bank of Nova Scotia extended the credit facility maturity date to February 6, 2013 and then to February 27, 2013.  On March 15, 2013, the Bank of Nova Scotia extended the credit facility maturity date to March 28, 2013. No funds were drawn from this credit facility.

Page 58